Exhibit 12

LaBRANCHE & CO INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES

(UNAUDITED)

(000’s omitted)

	For the Years Ended December 31,
	2005	2004	2003	2002	2001

Earnings (Loss):
Pre-tax income (loss) (1)	$51,105	$(58,702)	$(191,502)	$158,315	$145,848
Add: fixed charges	52,971	58,909	50,941	59,022	61,786
Pre-tax earnings (loss) before fixed charges	$104,076	$207	$(140,561)	$217,337	$207,634

Fixed charges:
Interest expense on all indebtedness (3)	51,219	48,040	42,614	46,200	48,005
Other	1,753	7,380	2,155	2,078	1,968
Preferred stock dividend requirements		3,490	6,172	10,744	11,813
Total fixed charges	$52,972	$58,910	$50,941	$59,022	$61,786

Ratio of earnings (loss) to fixed charges (2)	1.96	0.00	(2.76)	3.68	3.36

(1)                                        Pre-tax income (loss) does not include minority interest and income or loss from equity investees, but does include preferred stock dividend requirements.

(2)                                        The ratio of earnings to fixed charges for 2004 represents a $58.7 million deficiency, which was the result of a goodwill impairment charge of $37.6 million, an exchange membership impairment charge of $18.3 million and $55.9 million of charges related to the Company’s debt refinancing. The ratio of loss to fixed charges for 2003 represents a $191.5 million deficiency, which was the result of a goodwill impairment charge of $170.3 million and the $63.5 million accrual for the tentative settlement with the NYSE and SEC of the investigations of specialist trading activities.

(3)                                        The fixed charge computation excludes  certain inventory financing interest expense  related to specialist and market making options, futures and ETF activities which are considered to be product costs rather than fixed charges as determined by management.